Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the calculations of the historical ratios of earnings to fixed charges for Merge Healthcare and etrials for the three months ended March 31, 2009, and the years ended December 31, 2008 and 2007, as well as the calculations of the supplemental pro forma earnings to fixed charges ratios for the three months ended March 31, 2009 and the year ended December 31, 2008.

Merge Healthcare Historical Ratios of Earnings to Fixed Charges
(amounts in thousands)

	Q1 2009	2008	2007
Pre-tax income (loss) from continuing operations	$2,864	$(23,743)	$(171,808)
Fixed charges	871	2,189	569
Earnings	$3,735	$(21,554)	$(171,239)

Fixed charges
Interest expense	$761	$1,750	$89
Interest portion of rental expense (1)	110	439	480
Total fixed charges	$871	$2,189	$569

Ratio of Earnings to Fixed Charges	4.3	-	-

Dollar amount of deficiency if ratio is less than 1.0	-	$23,743	$171,808

etrials Historical Ratios of Earnings to Fixed Charges
(amounts in thousands)

	Q1 2009	2008	2007
Pre-tax loss from continuing operations	$(964)	$(15,817)	$(6,165)
Fixed charges	57	282	310
Earnings	$(907)	$(15,535)	$(5,855)

Fixed charges
Interest expense	$17	$120	$148
Interest portion of rental expense (2)	40	162	162
Total fixed charges	$57	$282	$310

Ratio of Earnings to Fixed Charges	-	-	-

Dollar amount of deficiency if ratio is less than 1.0	$964	$15,817	$6,165

Pro Forma Earnings to Fixed Charges Ratios
(amounts in thousands)

	Q1 2009	2008
Pre-tax income (loss) from continuing operations	$1,939	$(38,329)
Fixed charges	911	2,351
Earnings	$2,850	$(35,978)

Fixed charges
Interest expense	$761	$1,750
Interest portion of rental expense (3)	150	601
Total fixed charges	$911	$2,351

Ratio of Earnings to Fixed Charges	3.1	-

Dollar amount of deficiency if ratio is less than 1.0	$-	$38,329

(1)	Assumes that the interest component of rental expense is 23% of total rental expense based on net present value analysis.
(2)	Assumes that the interest component of rental expense is 28% of total rental expense based on net present value analysis.
(3)	Assumes that the pro forma interest portion of rental expense is the sum of the Merge Healthcare and etrials historical interest portions of rental expense.